April 1, 2010

Mail Stop 3010

Ms. Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
Juniper Business Plaza,
3499 Route 9 North, Suite 3-C
Freehold, NJ   07728

> RE: **UMH Properties, Inc.**
> **Form 10-K for the period ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 1-12690**

Dear Ms. Chew:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Kristi Marrone
                                Staff Accountant